GGL DIAMOND CORP.

March 26, 2008

GGL reports on activities for the year ended Nov. 30, 2007

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has reported on the activities of the Company for the year ended Nov. 30, 2007 and on events taking place subsequently, up to March 17, 2008.

In his Letter to Shareholders, Mr. Hrkac described the past year as both "exhilarating and frustrating" and as a year in which the Company set a course he believes "will produce the best returns for our shareholders".

During fiscal 2007, the Company incurred exploration expenses on its mineral properties of $1,431,837, 48% less than the previous year.

Below are highlights from the year-end report, available in full on the new GGL website (www.ggldiamond.ca) and on SEDAR:

- 2007 exploration work on the Providence Greenstone Belt (PGB) in the Northwest Territories confirmed the potential not only for magmatic nickel, but also for gold and polymetallic volcanogenic massive sulfide deposits (VMS). As an example, a grab sample taken on the PGB from a poorly exposed rusty sulfide exposure containing arsenopyrite assayed 22 gm/tonne (0.64 oz/ton) Au.
- Reconnaissance mapping on the PGB showed that the potential for komatiite-hosted nickel and copper mineralization within the belt is *much more extensive* than was originally thought.
- During the 2007 exploration season, 1,647 rock, soil and lake sediment samples were collected; these results are helping to direct the 2008 PGB exploration program, which has begun (March 2008) with a geophysical survey on areas of the PGB not previously surveyed.
- Early in 2008, an additional 76,020 acres were staked in areas adjoining the PGB, bringing the total of GGL's 100%-owned PGB claim area to 428,879 acres.
- The Company continues to explore how to proceed on its promising diamond properties in the NWT for the benefit of shareholders.
- Following receipt of the NI 43-101 report filed in September 2007, the Company is embarking on a $1+ million exploration program on the Company's McConnell Creek gold/copper property in BC.
- Having raised over $4 million in a non-brokered private placement of flow-through shares at the end of 2007, the Company is proceeding with geophysical surveying on the PGB and has plans to drill the property in August 2008.

Mr. Hrkac also noted in his Report that although the market does not currently recognize the value of GGL's projects and opportunities, "we have confidence we are well positioned for 2008 and for the coming years."

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546; Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.ca.

GGL DIAMOND CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

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